Evva Health Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Evva Health Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 10, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,292	11,751
Total Current Assets	8,292	11,751
TOTAL ASSETS	8,292	11,751
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,886	7,202
Convertible Notes	50,000	-
Accrued Interest - Convertible Notes	3,133	-
Other Liabilities	-	500
Total Current Liabilities	59,020	7,702
Long-term Liabilities		
Due to Shareholders	317,568	274,673
Convertible Notes	-	50,000
Accrued Interest - Convertible Notes	-	1,133
Total Long-Term Liabilities	317,568	325,806
TOTAL LIABILITIES	376,587	333,508
EQUITY		
Common Stock	67	67
Subscription Receivable	(67)	(67)
Accumulated Deficit	(368,295)	(321,758)
Total Equity	(368,295)	(321,758)
TOTAL LIABILITIES AND EQUITY	8,292	11,751

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2	278
General and Administrative	54,525	311,872
Total Operating Expenses	54,528	312,150
Operating Income (loss)	(54,528)	(312,150)
Other Income		
Interest Income	-	-
Other	10,000	2,385
Total Other Income	10,000	2,385
Other Expense		
Interest Expense	2,010	1,133
Other	-	-
Total Other Expense	2,010	1,133
Provision for Income Tax	-	-
Net Income (loss)	(46,538)	(310,898)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(46,538)	(310,898)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(1,316)	7,202
Accrued Interest - Convertible Notes	2,000	1,133
Due to Shareholders	42,895	263,813
Other Liabilities	(500)	500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,079	272,649
Net Cash provided by (used in) Operating Activities	(3,459)	(38,249)
FINANCING ACTIVITIES		
Convertible Notes	-	50,000
Net Cash provided by (used in) Financing Activities	-	50,000
Cash at the beginning of period	11,751	-
Net Cash increase (decrease) for period	(3,459)	11,751
Cash at end of period	8,292	11,751

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	6,712,583	67.13	(67.13)	(10,859)	(10,859)
Issuance of Common Stock	13,333	0.13	(0.13)	-	-
Net Income (Loss)	-	-	-	(310,898)	(310,898)
Ending Balance 12/31/2020	6,725,916	67	(67)	(321,758)	(321,758)
Issuance of Common Stock	-	-	-	-	-
Net Income (Loss)	-	-	-	(46,538)	(46,538)
Ending Balance 12/31/2021	6,725,916	67	(67)	(368,295)	(368,295)

Evva Health Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Evva Health Inc. ("the Company") was formed in Delaware on January 28th, 2019. The Company plans to earn revenue by building a SAAS platform leveraging AI and IOT technologies to support and guide patients and their families throughout their unique care journey. The Company's headquarters is in Atlanta, Georgia.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

In December 2021, the Company received $10,000 for winning a competition for early-stage startups.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Throughout 2019 and 2020, the Company entered into Stock Purchase Agreements with its Founders, Advisors, and Employees granting the right to purchase a total of 6,725,916 shares of the Company's Common Stock at a par value of $0.00001 per share. The agreements grant the Company a repurchase option with a price set at the lesser of the original purchase price or their fair market value as determined by Evva Health's Board of Directors, without taking into account the repurchase right. The shares subject to the repurchase options have various vesting schedules with cliffs ranging from 1 to 12 months that subsequently vest shares from 5.5% to 50% of the total share amount. The vesting on these remaining shares will occur on a monthly basis throughout periods of 1 to 48 months. 3,409,666 and 5,075,916 shares of Common Stock have vested as of December 31, 2020 and 2021, respectively and there were still 3,316,250 and 1,650,000 shares of Common Stock that were still subject to the repurchase option as of December 31, 2020 and 2021, respectively. The Company has not received payment for the purchase of the shares as of the date of these financials. As a result, a Subscription Receivable has been recorded on the Statement of Financial Position for the total purchase price of $67. The shares were granted with a purchase price at fair market value and, thus no stock compensation expense was considered to have been incurred.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is

more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2019, the founders entered into a Shareholder Agreement with the Company outlining their rights, duties, and obligations. Per the Agreement, the CEO shall earn a salary of $12,500/month starting in April 2019 while being active in the business on a full-time basis. This monthly compensation ceased in March 2021. Per the agreement, the CEO shall retroactively earn $25,000 as deferred compensation for every $250,000 raised on behalf of the Company or generated as revenue by the Company from April 2019 to March 2021. Lastly, the CEO contributed $11,453 for the purposes of funding operation between April 2019 and May 2020. As a result, the Company had accrued compensation due to its CEO with respective ending balances of $273,538 and $311,033 as of December 31, 2020 and 2021. These amounts can be reclassed into equity issuances at a later point in time.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in June 2022. The notes are convertible into shares of the Company's Common Stock during a change of control of qualified financing event at the lesser of (i) a 20% discount rate, or (ii) the price per share that results when $3M is divided by all of the Company's shares of Common Stock then outstanding plus any equity instruments not yet converted.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	50,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 6,725,916 shares were issued and outstanding as of 2020 and 2021.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2022, the date these financial statements were available to be issued.

Please see "Note 3 – Related Party Transactions" regarding a future liability owed to the CEO.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.